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Attn:	Joshua Shainess
Perry Hindin
Office of Mergers and Acquisitions

Re:	Aimmune Therapeutics, Inc.
Schedule 14D-9 filed September 14, 2020, as amended
Filed September 14, 2020
File No. 005-88972

Schedule 13E-3 filed September 14, 2020, as amended
Filed by Aimmune Therapeutics, Inc.
File No. 005-88972

Ladies and Gentlemen:

On behalf of our client, Aimmune Therapeutics, Inc. (“Aimmune” or the “Company”), we submit this letter setting forth the responses of Aimmune to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 2, 2020 (the “Comment Letter”) with respect to the Schedule 14D-9 and Schedule 13-E3, each filed with the Commission by Aimmune on September 14, 2020. Concurrently with the filing of this letter, Aimmune has filed Amendment No. 5 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Schedule 14D-9

Opinions of the Company’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

Miscellaneous, page 44

1.

We acknowledge the analysis you provided in response to prior comment 6 but are unable to conclude that L’Oréal should not be deemed an affiliate of Aimmune. Refer to the definition of affiliate in Exchange Act Rule 13e-3(a)(1) and the definition of control in Exchange Act Rule 12b-2. We are unable to conclude that Nestle, by virtue of its two representatives on the L’Oréal board of directors and its 23.29% stake in L’Oréal, is not in the possession of the power to cause

October 5, 2020

the direction of L’Oréal management and policies. In addition, we are unable to conclude that the relationship between Lazard and L’Oréal and the compensation received in exchange for Lazard is not material with respect to the Company stockholders’ assessment of Lazard’s independence and objectivity. Accordingly, please quantify the compensation received by Lazard in the past two years with respect to the investment banking services provided to L’Oréal. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A

Response: The Company acknowledges the Staff’s comment and requests further discussions with the Staff regarding the topic.

Company Management’s Unaudited Prospective Financial Information, page 44

2.

We note your response to prior comment 7 and the related disclosure provided in the amendment to the Schedule 14D-9. While we acknowledge the specificity provided in the amendment, we do not see any specificity provided with respect to “estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events.” Please advise. In addition, we reissue prior comment 7 with respect to the Company Management Projections, which also disclose, without any specificity, that the assumptions on which such projections were based “included the risks and probability of success of the Company’s product candidates, timing for clinical trial completion and commercial launch, along with estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events.” Please revise to disclose all such variables and assumptions with greater specificity.

Response: The Company acknowledges the Staff’s comment but notes that with respect to such requests, the amounts estimated for such operational costs, research & development costs and general & administrative costs have been provided in the line items in the tables previously disclosed in the Company Management Projections and the Early Long-Term Projections.

With respect to further underlying assumptions, the Company’s Schedule 14-9 Amendment No. 1 addressed this matter with respect to the Early Long-Term Projections. With respect to such further assumption underlying the Company Management Projections, the 14D-9 Amendment has been revised with the disclosure set forth in “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information” of the Schedule 14D-9.

*    *    *    *

October 5, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 463-3067 or my colleague, Brett Urig, at (714) 755-8278.

Very truly yours,

/s/ Patrick Pohlen
Patrick Pohlen of LATHAM & WATKINS LLP

cc:	Douglas Sheehy, General Counsel and Secretary, Aimmune Therapeutics, Inc.

Luke Bergstrom, Esq., Latham & Watkins LLP

Brett Urig, Esq., Latham & Watkins LLP